Credit Suisse 20th Annual Energy Summit Vail, CO February 23‐25, 2015

Certain statements and information contained in this presentation (and oral statements made regarding the subjects of this presentation) constitute “forward‐looking  statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Where any forward‐looking statement includes a statement about the  assumptions of bases underlying the forward‐looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith,  assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the  circumstances.  Where, in any forward‐looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed  in good faith and is believed to have a reasonable basis.  We cannot assure you, however, that the statement of expectation or belief will result or be achieved or  accomplished.  These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable.   These statements also relate to our future prospects, developments and business strategies. Forward‐looking statements typically include words or phrases such as  “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “intend,” “our ability to,” “plan,” “potential,” “project,” “should,” “tends to,” “target,” “will,”  “would,” or other similar words, or negatives of such words, which are generally not historical in nature.  Such forward‐looking statements specifically include statements  involving future distributions to shareholders; contract dayrate amounts; future operational performance and cashflow; backlog; revenue efficiency levels; client contract  opportunities; estimated duration of client contracts; future contract commencement dates and locations; construction, timing and delivery of newbuild drillships; capital  expenditures; market conditions; cost adjustments; estimated rig availability; new rig commitments; the expected time and number of rigs in a shipyard for repairs,  maintenance, enhancement or construction; expected direct rig operating costs; shore based support costs; selling, general and administrative expenses; income tax  expense; expected amortization of deferred revenue and deferred mobilization expenses; and expected depreciation and interest expense for our existing credit facilities  and senior bonds. These forward‐looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us.  While management believes that these forward‐looking statements are reasonable as and when made, there can be no assurance that future developments affecting us  will be those that we anticipate. In particular, our forward looking statements regarding future distributions to shareholders and share repurchases are subject to the  discretion of our Board of Directors, additional laws of Luxemburg, and the funding of any such distribution or repurchase is heavily dependent on our ability to achieve  projected cashflows, which could be materially impacted by numerous factors, including those listed below. There can be no assurance that we will make distributions or  share repurchases within the period or in the amount forecasted or at all. All comments concerning our expectations for future revenue and operating results are based  on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward‐looking statements involve significant risks and  uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present  expectations, plans or projections. Important factors that could cause actual results to differ materially from projected cashflows and other projections in our forward‐ looking statements include, but are not limited to: our ability to secure and maintain drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes, regulatory or other approvals, or other reasons; changes in worldwide rig supply and demand,  competition and technology; risks inherent to shipyard rig construction, repair, maintenance or enhancement, including delays; levels of offshore drilling activity and  general market conditions; unplanned downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; governmental  action, strikes, public health threats, civil unrest and political and economic uncertainties; relocations, severe weather or hurricanes; actual contract commencement  dates; environmental or other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract  and retain skilled personnel on commercially reasonable terms; impact of potential licensing or patent litigation; terrorism, piracy and military action; and the outcome of  litigation, legal proceedings, investigations or other claims or contract disputes. For additional information regarding known material risk factors that could cause our actual results to differ from our projected results, please see our filings with the  Securities and Exchange Commission (SEC), including our Annual Report on Form 20‐F and Current Reports on Form 6‐K.  These documents are available through our  website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov. Existing and prospective investors are cautioned not to place undue reliance on forward‐looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward‐looking statements after the date they are made, whether as a result of new information, future events or otherwise. Forward looking statements

3 Committed to being the preferred high‐specification  floating‐rig drilling contractor • Only 100% high‐specification floater fleet  • NYSE: PACD • Market cap: $840 million(1) • Substantial growth and more to come 1Q2011 1Q2015 Number of rigs 4 8 Number of operating rigs 0 5 Contract backlog (billion) $1.5 $2.3(2) Number of employees ~500 ~1,600

Financial performance highlights 4 For full‐year 2014: • Total revenue of $1.09 billion • EBITDA(3) of $563.3 million • EBITDA margin(4) of 51.9% • Revenue efficiency(5) of 93.1% • Net income of $188.3 million • Earnings per share of $0.87 ($m) NOTES: • Dayrate revenue does not include amortization of deferred revenue. • Direct rig‐related operating expenses do not include reimbursable costs. • Adjusted EBITDA removes from EBITDA certain costs from debt refinancing in 2Q2013 and loss‐of‐hire insurance recovery  in 1Q2012. 0 40 80 120 160 200 240 280 320 0 40 80 120 160 200 240 280 320 4Q143Q142Q141Q144Q133Q132Q131Q134Q123Q122Q121Q12 Dayrate Revenue Adjusted EBITDA(3) Direct Rig‐related operating expenses

Strategically positioned for long‐term success MARKET DYNAMICS • Increasingly challenging offshore drilling activities in all water depths • High‐specification drillships meet client demands OPERATIONAL EXCELLENCE • Strong operational performance • Relationships with high‐quality clients • Industry‐leading EBITDA margins FINANCIAL STRENGTH • Contracted backlog provides baseline liquidity • Financing in place for all commitments beyond 2016

100% 84% 41% 38% 25% 17% 12% 12% 11% 8% 11% 8% 20% 17% 12% 13% 8% 16% 37% 23% 61% 16% 48% 38% 18% 43% 88% 15% 60% Pacific Drilling Ocean Rig Seadrill Atwood Transocean Noble Rowan Diamond Offshore Ensco High Spec Standard Spec Low Spec Jackup The only 100% high‐specification  floater fleet NOTES: Graph includes committed newbuilds only. 6 Percentage of fleet composition by rig capability and type(6) ic  Drilling MARKET  DYNAMICS Rig Classification Index (Specification Scale Exclusively Floaters)

MARKET DYNAMICS

What is a high-specification floating rig[6]?

	Specification	Standard	High-specification
Drilling capability	Hook load (short tons)	< 1,000	1,000 +
	Riser tensioner capacity (kips)	< 3,200	3,200 +
	Mud pump capacity (total HP)	< 8,800	8,800 +
	Mud capacity (bbl)	< 15,000	15,000 +
Drilling efficiency	Drilling system sophistication	Limited automation	Fully automated
	Dual load path/offline handling	Single load path / offline handling	Dual load path / offline handling
Operations support	Variable deck load / Available deck space	Limited	Expanded
	Persons on board	< 200	200+

7

Pacific Drilling

Newest drillships in demand for all water depths Industry trends 91% of high‐spec floaters operate in  less than 7,500 feet water depth 8 1. Challenges of remote drilling sites 2. Drilling deeper and with longer offsets 3. Greater drilling efficiency to reduce  total well costs 4. Advances in well construction  techniques, e.g. intelligent completions 5. More demanding downhole  environments, e.g. high‐pressure &  high‐temperature drilling 6. Increasingly demanding regulatory  climate 7. Increased client focus on safety High‐spec rigs deliver value to clients in all water depths through significantly  enhanced drilling efficiency 35% 56% 9% By operating water depth (ft)(7) Less than 4,500 4,500‐7,499 7,500 or greater MARKET  DYNAMICS

300 350 400 450 500 550 600 650 700 750 800 Jan‐12 Mar‐12 Jun‐12 Sep‐12 Dec‐12 Mar‐13 Jun‐13 Sep‐13 Dec‐13 Mar‐14 Jun‐14 Sep‐14 Dec‐14 D a y r a t e   ( $ K ) Fixture Date Standard and Low Spec High Spec Poly. (Standard and Low Spec) Poly. (High Spec) All‐in dayrate trend for floating rigs by rig classification index(8) NOTES: Analysis includes rigs with water depth capability greater than 5000 ft and contract dayrate revenue from mutual  contracts greater than one year.9 Rig Classification Index PACD Contract  Dayrate bifurcation between high‐spec and  standard‐spec rigs continues MARKET  DYNAMICS

Rig capabilities drive fleet utilization 10 40 50 60 70 80 90 100 <1978 1979 ‐ 1997 1998 ‐ 2006 >2007 U t i l i z a t i o n   % MARKET  DYNAMICS Year delivered Floater utilization since 1985 by build cycle(9)

Pacific Drilling high‐spec fleet leading fleet  renewal Only 10 high‐spec floaters available  to work in 2015(10) 11 Rig Classification  Index MARKET  DYNAMICS 5.6 6.0 5.8 5.5 Pacific Mistral 5.7 Pacific Meltem 6.5 6.3 6.3 5.6 6.0 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 200 225 250 275 300 325 2014 2015 2016 2017 Projected year‐end global  floater fleet size(11) NOTES: Chart assumes newbuild rig availability for work 4 months post‐delivery.

OPERATIONAL EXCELLENCE 0 . 5 8 0 . 5 1 0 . 0 0 1 . 0 3 2 . 4 4 1 . 8 8 1 . 9 5 1 . 7 9 1 . 3 1 0 . 9 2 0 . 8 9 0.0 0.5 1.0 1.5 2.0 2.5 3.0 2008 2009 2010 2011 2012 2013 2014 PACD LTIF IADC LTIF Exceptional safety performance NOTES: • LTIF is defined as Lost Time Incidents (LTI) per million man‐hours. • IADC data includes all land and water regions up to and including 2012. • IADC data only includes water regions where PACD was working for 2013/2014 (US, Africa, S. America). • IADC data for 2014 is up to Q3 YTD only. Full 2014 data not yet available. 12 Achievements in 2014: • Pacific Bora achieved 4 years  without an LTI and 2 years without  a  recordable incident • Pacific Scirocco achieved 3 years  without an LTI and 1 year without  a  recordable incident • Pacific Khamsin achieved 1 year  without an LTI and 1 year without a  recordable incident • “A” rating on the Chevron Contractor  HES Management (CHESM) program  in both deepwater and Nigeria  Business Units • First drilling contractor to certify  safety & environmental  management systems with Center  for Offshore Safety LTIF

1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 35% 40% 45% 50% 55% 60% 80% 85% 90% 95% 100% A d j u s t e d   E B I T D A   m a r g i n Revenue efficiency Strong revenue efficiency drives financial  results 13 OPERATIONAL  EXCELLENCE 1. Shortened shakedown to 1 quarter 2. Focused employee recruiting and  training programs 3. Fully implemented preventive  maintenance programs 4. Enhanced planning of maintenance  to coincide with between well  activities 5. Strong operating cost management Keys to success: 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 Revenue efficiency(5) 88.9% 85.4% 83.1% 94.6% 90.3% 90.2% 96.9% 95.6% 82.7% 97.1% 94.4% 96.7% Adjusted EBITDA margin(4) 36.7% 40.4% 38.0% 48.3% 45.6% 48.3% 50.0% 48.0% 44.7% 52.7% 52.0% 56.0% Net opex per rig ($k/d) 185.6 174.0 187.8 168.0 178.6 164.0 163.4 176.2 183.8 178.2 175.5 174.2 NOTES: Red denotes quarters affected by shakedown of newbuild rigs.

14 Industry‐leading adjusted EBITDA margins OPERATIONAL  EXCELLENCE Range of adjusted EBITDA/revenue for offshore drillers 25% 30% 35% 40% 45% 50% 55% 60% 65% 4Q 2012 1Q 2013 2Q 2013 3Q 2013 4Q 2013 1Q 2014 2Q 2014 3Q 2014 4Q 2014 PACD Peer Offshore Driller AverageNOTES: • Peer Offshore Driller Average includes PACD and publicly available information for ATW, DO, ESV, NE, ORIG, RDC, RIG, and SDRL as of  Feb. 23, 2015. • EBITDA is as reported by Bloomberg (ESV adjusted for $992 million impairment in 2Q 2014, NE for $745 million in 4Q 2014, ATW for  $61 million in 4Q 2014). • Adjusted EBITDA for PACD removes from EBITDA certain costs from debt refinancing in 2Q2013.

$0 $20 $40 $60 $80 $100 $120 $140 $160 $180 $200 $3 $4 $5 $6 $7 $8 $9 $10 $11 $12 $13 A d j u s t e d   E B I T D A   ( $   m ) S t o c k   P r i c e   ( $ ) Adjusted EBITDA Last Price 15 NOTES: Closing stock price from Nov. 11, 2011 to Feb. 13, 2015. OPERATIONAL  EXCELLENCE Stock performance disconnected from  financial performance over the past year 1 # Number of operating rigs 6 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14

16 Fleet currently valued below  replacement cost OPERATIONAL  EXCELLENCE 2,982 411 840 4,233 Enterprise value ($m) Market cap Remaining capex Net debt 4,233 Implied rig values ($m) Implied  average value  of rigs:  $529m Below  replacement cost NOTES: Remaining Capex from Investor Toolkit dated Dec. 31, 2014. Net Debt as of Dec. 31, 2014. 8  rigs Book value of  equity: $2.6b

17 NOTES: Pacific Drilling newbuild delivery as per February Fleet Status Report. All other newbuild deliveries as per data from IHS‐ Petrodata.  Availability assumed to be 4 months from delivery.   Full fleet days contracted as percentage of days available for 2015 and 2016(10) FINANCIAL  STRENGTHContract coverage provides stability 94% 86% 84% 78% 75% 74% 66% 65% 64% 55% 69% 43% 56% 46% 47% 25% 33% 40% 39% 30% Ocean Rig Atwood Seadrill Noble Vantage Drilling Transocean Ensco Rowan Diamond Offshore 2015 2016 Pacific  Drilling

Percent Contracted High‐Spec Floater % Available 97% 85% 100% 69% 83% 53% 68% 100% 59% 39% 44% 32% Ocean Rig Atwood Seadrill Noble Vantage Drilling Transocean Ensco Rowan Diamond Offshore 2015 2016 Pacific  Drilling 94% 86% 84% 78% 75% 74% 66% 65% 64% 55% 69% 43% 56% 46% 47% 25% 33% 40% 39% 30% 2015 2016 18 NOTES: Pacific Drilling newbuild delivery as per February Fleet Status Report. All other newbuild deliveries as per data from IHS‐ Petrodata.  Availability assumed to be 4 months from delivery.   Full fleet days contracted as percentage of days available for 2015 and 2016(10) FINANCIAL  STRENGTH Pacific drilling only company with exclusively  high‐spec floater availability

$2.3 billion contract backlog 19 Contract status as of Feb. 24, 2015 FINANCIAL  STRENGTH Total NGA, $495k/d 1 year extension Petrobras Brazil, $458k/d 3 year contract Chevron USGoM, $490k/d 5 year contract Chevron Nigeria, $660k/d 2 year contract  Chevron USGoM, $555k/d 5 year contract Delivered: November 2014 Expected Delivery: Third Quarter 2015 Construction Mobilization Firm Contract Pacific Zonda  Pacific Mistral  Pacific Santa Ana  Pacific Khamsin  Pacific Sharav  Pacific Meltem  2015 2016 Pacific Bora  Pacific Scirocco  Total Nigeria, $499k/d 2 year extension Chevron Nigeria, $586k/d 2 year extension 2014

Cash requirements through end of 2016 covered 20 650 222 250 479 168 289 470 998 450 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 Total Commitments Sources through end of 2016 Debt Amortization Capex Maturity FINANCIAL  STRENGTH NOTES: • Capex as per Investor Toolkit dated Dec. 31, 2014. • Commitments shown as net of gross interest since interest has been deducted when calculating cash flow from operations. • Cash flow from operations projected using $400k/day for contract rollovers/extensions. Projected cashflow from operations  assumes operating fleet size of 7 rigs at end of 2015 and 8 rigs at end of 2016. Costs as per guidance in news release dated Feb.  23, 2015. Includes assumptions for idle time prior to or between contracts for rigs which are currently uncontracted. Existing facilities provide up to $900 million of undrawn capacity Excess liquidity  available for  discretionary  distributions &  deleveraging $990 $1,988 Existing cash Projected cash  flow from  operations Conditional debt(12) Currently available  debt capacity 2015 2016

21 Projected positive cash flow through 2016  with no additional contracts  FINANCIAL  STRENGTH 1086 1070 690 2014 2015 2016 518 560 570 2014 2015 2016 563 510 120 2014 2015 2016 EBITDA ($m) 396 370 0 2014 2015 2016 CFFO ($m) Costs ($m)Revenue ($m) Actuals Current Rig Contracts Only NOTES: Revenue efficiency and cost as per guidance in news release dated Feb. 23, 2015.  Assumes year over year cost inflation. Interest  expense as per Investor Toolkit dated Dec. 31, 2014.

Capital allocation strategy  provides flexibility 22 Fund Existing  Growth  Profile Invest in  Additional  Growth Distribution Deleveraging • Target net debt range to 3.0 – 3.5x  EBITDA and 40‐50% net debt to capital  within 5 years • In December 2014, commenced  repurchase of up to 8 million  outstanding shares • Further shareholder‐approved return of  capital deferred until market visibility  improves • Long‐term distribution payout ratio  based on cash flow from operations • Long‐term, continue to grow fleet with  portion of cash flow from operations NOTES: • Shareholders approved a proposal at the 2014 AGM that the company make cash distributions of up to $152 million in the  aggregate to shareholders in 2015.  The timing, amount and form of the distributions will be subject to the discretion of the  Board. • At the Nov. 24, 2014 EGM, shareholders approved a share repurchase program of up to 8 million shares. The timing and  amount of the repurchases will be subject to the discretion of the Board and to the parameters of the approved share  repurchase program.   FINANCIAL  STRENGTH

23 Questions

Investor contact Pacific Drilling Amy Roddy VP Investor Relations & Communications 11700 Katy Freeway Suite 175 Houston, Texas 77079 USA Phone: +1 832‐255‐0502 Email: Investor@pacificdrilling.com www.pacificdrilling.com 24

Footnotes 25 1. Closing stock price of $3.92 as of Feb. 18, 2015 and 215m shares outstanding.   2. As of Feb. 24, 2015. 3. EBITDA and adjusted EBITDA are non‐GAAP measures. EBITDA is defined as earnings before interest, taxes, depreciation and amortization.  Adjusted EBITDA is defined as earnings before interest, costs from debt refinancing, loss of hire insurance, taxes, depreciation and amortization.  Please refer to the reconciliation attached to this presentation of net income to EBITDA along with a definition and statement indicating why  management believes the non‐GAAP measure provides useful information for investors. 4. EBITDA margin is defined as EBITDA divided by contract drilling revenue.  Adjusted EBITDA margin is defined as adjusted EBITDA divided by  contract drilling revenue.  Management uses this operational metric to track company results and believes that this measure provides additional  information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue  performance. 5. Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue  sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during a certain period. 6. Rig data from IHS‐Petrodata as of Feb. 5, 2015.  Rig specification analysis & classification index by Pacific Drilling. Rig specification analysis includes  weighted average of characteristics which are important to industry clients, including DP class, derrick capacity, top drive capacity, size of main  rotary table, number and size of mud pumps, liquid mud capacity, oil capacity, brine capacity, total liquids volume, automation capabilities, riser  tensioner capacity, size of quarters, variable deck load, number of cranes and BOP capacity. 7. Rig data from IHS‐Petrodata as of Feb. 5, 2015.  Analysis by Pacific Drilling using most recent well depth data available for each rig.  8. Data from IHS‐Petrodata as of Feb. 17, 2015. Analysis by Pacific Drilling. Includes 3 rig deal and renegotiation between ORIG and Eni, bringing ORIG  Poseidon dayrate from $690 to $450‐550 k/d with an additional year on the contract and combined 8 months of contract for ORIG Skryros and  Olympia at $370 k/d. 9. Data from IHS‐Petrodata through Jan. 31, 2015. 10. Data from IHS‐Petrodata as of Feb. 17, 2015. Pacific Drilling rig status as per February Fleet Status Report. Rig specification analysis & classification  index by Pacific Drilling. Chart includes all floating rigs of classification index >5.5. Newbuild availability assumed to be 4 months from delivery. 11. Projection analysis by Pacific Drilling. Includes all floating rigs in the global fleet and assumptions of attrition based on expected cold stacking or  scrapping due to upcoming surveys or as indicated by the rig owner. 12. We will have access to $100.0 million available under our SSCF and $150.0 million available under our new 2014 Revolving Credit Facility, provided  that satisfactory drilling contracts are signed for Pacific Meltem and Pacific Zonda in accordance with terms under the SSCF and 2014 Revolving  Credit Facility, respectively.

Income Statement

Appendix

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Income
(in thousands, except per share amounts) (unaudited)

	Three Months Ended			Years Ended December 31,		
	December 31, 2014	September 30, 2014	December 31, 2013	2014	2013	2012
Revenues						
Contract drilling	$ 319,737	$ 279,637	$ 200,546	$ 1,085,794	$ 745,574	$ 638,050
Costs and expenses						
Contract drilling	(123,836)	(116,850)	(90,636)	(459,617)	(337,277)	(331,495)
General and administrative expenses	(14,889)	(16,467)	(12,956)	(57,662)	(48,614)	(45,386)
Depreciation expense	(56,547)	(50,187)	(39,713)	(199,337)	(149,465)	(127,698)
	(195,272)	(183,504)	(143,305)	(716,616)	(535,356)	(504,579)
Loss of hire insurance recovery	—	—	—	—	—	23,671
Operating income	124,465	96,133	57,241	369,178	210,218	157,142
Other income (expense)						
Costs on interest rate swap termination	—	—	—	—	(38,184)	—
Interest expense	(39,874)	(35,626)	(25,770)	(130,130)	(94,027)	(104,685)
Total interest expense	(39,874)	(35,626)	(25,770)	(130,130)	(132,211)	(104,685)
Costs on extinguishment of debt	—	—	—	—	(28,428)	—
Other income (expense)	(1,902)	(870)	(608)	(5,171)	(1,554)	3,245
Income before income taxes	82,689	59,637	30,863	233,877	48,025	55,702
Income tax expense	(14,645)	(11,536)	(5,173)	(45,620)	(22,523)	(21,713)
Net income	$ 68,044	$ 48,101	$ 25,690	$ 188,257	$ 25,502	$ 33,989
Earnings per common share, basic	$ 0.32	$ 0.22	$ 0.12	$ 0.87	$ 0.12	$ 0.16
Weighted average number of common shares, basic	217,132	217,344	217,022	217,223	216,964	216,901
Earnings per common share, diluted	$ 0.32	$ 0.22	$ 0.12	$ 0.87	$ 0.12	$ 0.16
Weighted average number of common shares, diluted	217,197	217,547	217,429	217,376	217,421	216,903

26

Pacific Drilling

Balance sheet 27 Appendix PACIFIC DRILLING S.A. AND SUBSIDIARIES Condensed Consolidated Balance Sheets (in thousands, except par value) (unaudited) December 31, 2014 2013 Assets: Cash and cash equivalents $ 167,794 $ 204,123 Accounts receivable 231,027 206,078 Materials and supplies 95,660 65,709 Deferred financing costs, current 14,665 14,857 Deferred costs, current 25,199 48,202 Prepaid expenses and other current assets 17,056 13,889 Total current assets 551,401 552,858 Property and equipment, net 5,431,823 4,512,154 Deferred financing costs 45,978 53,300 Other assets 48,099 45,728 Total assets $ 6,077,301 $ 5,164,040 Liabilities and shareholders' equity: Accounts payable $ 40,577 $ 54,235 Accrued expenses 45,963 66,026 Long-term debt, current 369,000 7,500 Accrued interest 24,534 21,984 Derivative liabilities, current 8,648 4,984 Deferred revenue, current 84,104 96,658 Total current liabilities 572,826 251,387 Long-term debt, net of current maturities 2,781,242 2,423,337 Deferred revenue 108,812 88,465 Other long-term liabilities 35,549 927 Total long-term liabilities 2,925,603 2,512,729 Commitments and contingencies Shareholders' equity: Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 and 224,100 shares issued and 215,784 and 217,035 shares outstanding as of December 31, 2014 and December 31, 2013, respectively 2,175 2,170 Additional paid-in capital 2,369,432 2,358,858 Treasury shares, at cost (8,240) — Accumulated other comprehensive loss (20,205) (8,557) Retained earnings 235,710 47,453 Total shareholders' equity 2,578,872 2,399,924 Total liabilities and shareholders' equity $ 6,077,301 $ 5,164,040

Cash flow statement

Appendix

PACIFIC DRILLING S. A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows
(in thousands) (unaudited)

	Three Months Ended			Years Ended December 31,		
	December 31, 2014	September 30, 2014	December 31, 2013	2014	2013	2012
Cash flow from operating activities:						
Net income	$ 68,044	$ 48,101	$ 25,690	$ 188,257	$ 25,502	$ 33,989
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation expense	56,547	50,187	39,713	199,337	149,465	127,698
Amortization of deferred revenue	(25,884)	(27,278)	(20,179)	(109,208)	(72,515)	(95,750)
Amortization of deferred costs	11,531	12,885	10,332	51,173	39,479	70,660
Amortization of deferred financing costs	2,951	2,544	1,787	10,416	10,106	13,926
Amortization of debt discount	235	227	193	817	445	—
Write-off of unamortized deferred financing costs	—	—	—	—	27,644	—
Costs on interest rate swap termination	—	—	—	—	38,184	—
Deferred income taxes	15,281	(48)	(614)	18,661	(3,119)	(3,766)
Share-based compensation expense	2,952	2,876	2,351	10,484	9,315	5,318
Changes in operating assets and liabilities:						
Accounts receivable	(46,736)	(26,428)	(74,826)	(24,949)	(53,779)	(89,721)
Materials and supplies	(3,564)	(9,624)	(6,328)	(29,951)	(16,083)	(6,640)
Prepaid expenses and other assets	(16,123)	(20,952)	(18,948)	(56,493)	(30,840)	(61,548)
Accounts payable and accrued expenses	(964)	30,049	10,637	20,865	12,301	33,865
Deferred revenue	8,267	37,953	67,195	117,001	94,482	156,967
Net cash provided by operating activities	72,537	100,492	37,003	396,410	230,587	184,998
Cash flow from investing activities:						
Capital expenditures	(386,519)	(115,802)	(103,893)	(1,136,205)	(876,142)	(449,951)
Decrease in restricted cash	—	—	—	—	172,184	204,784
Net cash used in investing activities	(386,519)	(115,802)	(103,893)	(1,136,205)	(703,958)	(245,167)
Cash flow from financing activities:						
Proceeds from shares issued under share-based compensation plan	(79)	(73)	—	95	—	—
Proceeds from long-term debt	400,000	—	159,000	760,000	1,656,250	797,415
Payments on long-term debt	(36,208)	(1,875)	(21,875)	(41,833)	(1,480,000)	(218,750)
Payments for costs on interest rate swap termination	—	—	—	—	(41,993)	—
Payments for financing costs	(7,069)	—	—	(7,569)	(62,684)	(19,853)
Purchases of treasury shares	(7,227)	—	—	(7,227)	—	—
Net cash provided by financing activities	349,417	(1,948)	137,125	703,466	71,573	558,812
Increase (decrease) in cash and cash equivalents	35,435	(17,258)	70,235	(36,329)	(401,798)	498,643
Cash and cash equivalents, beginning of period	132,359	149,617	133,888	204,123	605,921	107,278
Cash and cash equivalents, end of period	$ 167,794	$ 132,359	$ 204,123	$ 167,794	$ 204,123	$ 605,921

28

EBITDA reconciliation

Appendix

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, costs from debt refinancing, loss of hire insurance, taxes, depreciation and amortization. EBITDA and adjusted EBITDA do not represent and should not be considered alternatives to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America ("GAAP") and our calculation of EBITDA and adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and adjusted EBITDA are included herein because they are used by management to measure the company's operations and are intended to exclude charges or credits of a non-routine nature that would detract from an understanding of our operations. Management believes that EBITDA and adjusted EBITDA present useful information to investors regarding the company's operating performance during fourth-quarter and full-year 2014.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Income to Non-GAAP EBITDA and Adjusted EBITDA
(in thousands) (unaudited)

	Three Months Ended			Years Ended December 31,		
	December 31, 2014	September 30, 2014	December 31, 2013	2014	2013	2012
Net income	$ 68,044	$ 48,101	$ 25,690	$ 188,257	$ 25,502	$ 33,989
Add:						
Costs on interest rate swap termination	—	—	—	—	38,184	—
Interest expense	39,874	35,626	25,770	130,130	94,027	104,685
Interest expense	39,874	35,626	25,770	130,130	132,211	104,685
Depreciation expense	56,547	50,187	39,713	199,337	149,465	127,698
Income taxes	14,645	11,536	5,173	45,620	22,523	21,713
EBITDA	$ 179,110	$ 145,450	$ 96,346	$ 563,344	$ 329,701	$ 288,085
Add (subtract):						
Costs on extinguishment of debt	—	—	—	—	28,428	—
Loss of hire insurance recovery	—	—	—	—	—	(23,671)
Adjusted EBITDA	$ 179,110	$ 145,450	$ 96,346	$ 563,344	$ 358,129	$ 264,414

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Pacific Drilling

Net income excluding charges reconciliation 30 Appendix During the second quarter of 2013, the company closed a refinancing transaction that resulted in material non‐recurring costs primarily related to  swap termination fees and the write‐off of unamortized debt issue costs.  Management believes that net income excluding charges related to our  refinancing and loss of hire insurance recovery provides useful and comparable information to investors regarding the company’s operating  performance.  Specifically, the excluded charges are of a non‐routine nature and management believes they detract from an understanding of our  operating performance and comparisons with other periods. Net income excluding charges does not represent and should not be considered an  alternative to or substitute for net income, operating income, cash flow from operations or any other measure of financial performance presented  in accordance with GAAP, and our calculation of net income excluding charges may not be comparable to that reported by other companies. PACIFIC DRILLING S.A. AND SUBSIDIARIES Supplementary Data—Reconciliation of Net Income and Earnings per Share to Non-GAAP Net Income Excluding Charges and Earnings per Share Excluding Charges (in thousands, except per share information) (unaudited) Three Months Ended December 31, Years Ended December 31, 2014 2013 2014 2013 2012 Net income $ 68,044 $ 25,690 $ 188,257 $ 25,502 $ 33,989 Add (subtract): Loss of hire insurance recovery — — — — (23,671) Costs on interest rate swap termination — — — 38,184 — Costs on extinguishment of debt — — — 28,428 — Net income excluding charges $ 68,044 $ 25,690 $ 188,257 $ 92,114 $ 10,318 Earnings per common share, basic and diluted $ 0.32 $ 0.12 $ 0.87 $ 0.12 $ 0.16 Add (subtract): Loss of hire insurance recovery — — — — (0.11) Costs on interest rate swap termination — — — 0.18 — Costs on extinguishment of debt — — — 0.13 — Earnings excluding charges per common share, basic and diluted $ 0.32 $ 0.12 $ 0.87 $ 0.43 $ 0.05

Financial covenants in our credit facilities post-pending amendment

Appendix

	2013 $500M RCF	2014 $500M RCF	$1B SSCF
Liquidity	$100M (including 2013 RCF undrawn capacity – reduced to $50M post SSCF)	$100M (including 2013 RCF undrawn capacity – reduced to $50M post SSCF)	$50M (cash in group account)
Other Financial Covenants	See below	See below	See below

Other Financial Covenants – 2013 $500M RCF

Period	Leverage Max
12/31/13-3/31/14	5.75:1
6/30/14-12/31/14	5.25:1
3/31/15-12/31/15	4.75:1
>3/31/16	4.25:1

Notes:

- Leverage ratio is Adjusted Net Debt to Adjusted EBITDA
- Adjusted Net Debt excludes 100% of SSCF debt prior to 09/30/15 and Meltem debt prior to 06/30/16
- Adjusted EBITDA adds back amortization on Deferred Assets

Other Financial Covenants – 2014 $500M RCF

Period	Leverage Max
9/30/14-12/31/14	5.25:1
3/31/15-12/31/15	4.75:1
>3/31/16	4.25:1

Notes:

- Leverage ratio is Adjusted Net Debt to Adjusted EBITDA
- Adjusted Net Debt excludes 100% of SSCF debt prior to 09/30/15 and Meltem debt prior to 06/30/16
- Adjusted EBITDA adds back amortization on Deferred Assets

Other Financial Covenants – $1B SSCF

Period	Leverage Max	Projected DSCR Min
12/31/13-3/31/14	5.50:1	1.125:1
6/30/14-12/31/14	5.00:1	1.25:1
3/31/15-12/31/15	4.50:1	1.25:1
3/31/16-3/31/16	4.00:1	1.25:1
>6/30/16	4.00:1	1.50:1

Notes / Additional Financial Covenants:

- Leverage ratio is Adjusted Net Debt to Adjusted EBITDA
- Adjusted Net Debt excludes 100% of SSCF debt prior to 09/30/15 and Meltem debt prior to 06/30/16
- Adjusted EBITDA adds back amortization on Deferred Assets
- Projected DSCR calculated as: Adjusted EBITDA to sum of Paid Interest + 1/10th of Total Debt
- Consolidated Tangible Net Worth: Min. $1B
- Debt to Total Cap: Max. 60%

Unified corporate credit with different collateral packages

Appendix



Pacific Drilling S.A.
(Luxembourg)
Public Entity
$500M First Out 2013 Secured RCF
$750M First Lien Secured Bonds
$750M First Lien Secured Term Loan B
2013 Refinancing Tranches
$300M Norwegian unsecured bond
$500M 2014 Secured RCF
$1.0Bn Senior Secured Credit Facility (SSCF) Issuing Entities
Pacific Sharav Sàrl
Pacific Drillship VII Ltd. (Meltem)
$500M PDV Sr. Secured US Bonds Issuing Entity
Pacific Drilling V. Ltd. (Khamsin)
Recourse Guarantors for 2013 Refinancing Tranches (2013 RCF, Bonds, TLB)
Pacific Bora Ltd.
Pacific Scirocco Ltd.
Pacific Mistral Ltd.
Pacific Santa Ana Sàrl
Recourse Guarantor for 2014 RCF financing
Pacific Drilling VIII Ltd. (Zonda)
Upstream and Downstream Guarantees

32

Pacific Drilling

No funding needs until December 2017, when 7.25% bonds mature

Appendix

Debt Commitments	Raised	Outstanding	Amortization	Maturity	Margin/Rate	Collateral Vessels
7.25% Sr. Secured Notes	$500m	$500m	Balloon	Dec 2017	7.25% fixed	Khamsin
Sr. Secured Credit Facility(12)	$1,000m	$879m	12 years	May 2019	LIBOR + 3.375%	Sharav, Meltem
5.375% Sr. Secured Notes	$750m	$750m	Balloon	Jun 2020	5.375% fixed	Bora, Mistral, Scirocco, Santa Ana
Term Loan B	$750m	$736m	1% per year	Jun 2018	LIBOR + 3.50%	Bora, Mistral, Scirocco, Santa Ana
2013 Revolving Credit Facility	$500m	Footnote	Balloon	Jun 2018	LIBOR + (2.50% to 3.25%)	Bora, Mistral, Scirocco, Santa Ana
2014 Revolving Credit Facility(12)	$500m	$180m	12 years	Jun 2020	LIBOR + (1.75% to 2.50%)	Zonda
Total	$4,300m	$3,045m				


$112
$132
$500
$132
$300
$713
$132
$604
$83
$300
$750
$21
Remaining 2015
2016
2017
2018
2019
2020
Mandatory Amortization
Scheduled Maturities
RCF

NOTES:

- 2013 Revolving Credit Facility: $300m maximum cash sublimit (currently undrawn) and $300m maximum sublimit for letters of credit, not to exceed $500m in aggregate
- 2014 Revolving Credit Facility: Matures 5 years after the delivery date of the Pacific Zonda
- Amounts shown in bar chart include projected drawdowns on Sr. Secured Credit Facility & 2014 RCF, portions of which are not currently outstanding

33

Pacific Drilling